QuickLinks -- Click here to rapidly navigate through this document
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*
Gasco Energy, Inc.

(Name of Issuer)
Common Stock, Par Value $.0001 Per Share

(Title of Class of Securities)
367220100
(CUSIP Number)
July 15, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐      Rule 13d-1(b)

        ☒      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No.            367220100

1.	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)
Big Cat Energy Partners, L.P. 01-0664850

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (see Instructions)	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
0

		6.	Shared Voting Power
1,928,742

		7.	Sole Dispositive Power
0

		8.	Shared Dispositive Power
1,928,742

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,928,742

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
4.6%

12.	Type of Reporting Person (See Instructions)
PN

CUSIP No.            367220100

1.	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)
Big Dog Energy Capital Management LLC 01-0664863

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (see Instructions)	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
0

		6.	Shared Voting Power
1,928,742

		7.	Sole Dispositive Power
0

		8.	Shared Dispositive Power
1,928,742

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,928,742

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
4.6%

12.	Type of Reporting Person (See Instructions)
OO

CUSIP No.            367220100

1.	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)
Paul R. Leibman ###-##-####

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (see Instructions)	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
0

		6.	Shared Voting Power
1,928,742

		7.	Sole Dispositive Power
0

		8.	Shared Dispositive Power
1,928,742

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,928,742

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
4.6%

12.	Type of Reporting Person (See Instructions)
IN

Item 1.

  (a)
  Name of Issuer: Gasco Energy, Inc. (the "Issuer")

  (b)
  Address of Issuer's Principal Executive Offices: 14 Inverness Drive East, Building H, Suite 236, Englewood, CO 80112.

Item 2.

  (a)
  Name of Person Filing: This statement is jointly filed by Big Cat Energy Partners, L.P. ("Big Cat"), Big Dog Energy Capital Management LLC ("Big Dog") and Paul R. Leibman (together with Big Cat and Big Dog, the "Reporting Persons"). Because Mr. Leibman is the manager of Big Dog, which in turn is the general partner of Big Cat, the Reporting Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934 to be the beneficial owners of all shares of common stock of the Issuer held directly by Big Cat. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by Big Dog or Mr. Leibman that either of them is the beneficial owner of any shares of common stock of the Issuer held directly by Big Cat. An agreement among the Reporting Persons with respect to the filing of this Amendment to Schedule 13G is attached as Exhibit A to the original Schedule 13G filed by the Reporting Persons on July 8, 2003 with respect to their interest in the Issuer, which is incorporated herein by reference.

  (b)
  Principal Business Office: The principal business office for all Reporting Persons is P.O. Box 359, Richland, OR 97870.

  (c)
  Citizenship: Big Cat is a Delaware limited partnership. Big Dog is a Delaware limited liability company. Paul R. Leibman is a citizen of the United States of America.

  (d)
  Title of Class of Securities: Common stock, par value $.0001 per share (the "Shares"), of the Issuer

  (e)
  CUSIP Number: 367220100

Item 3.    Not Applicable

Item 4.    Ownership

  (a)
  Amount beneficially owned: 1,928,742 Shares (consisting of 500,000 shares of common stock of the Issuer and 2,273 shares of Series B convertible preferred stock, par value $0.001 per share, of the Issuer, each of which is convertible at any time at the option of Big Cat into 628.571 shares of common stock of the Issuer)*

  (b)
  Percent of class: 4.6%

  (c)
  The Reporting Persons have shared voting and dispositive power with regard to all 1,928,742 Shares.*

*
Represents Shares held directly by Big Cat. Big Dog, as the general partner of Big Cat, and Paul R. Leibman, as the manager of Big Dog, may each be deemed to beneficially own the Shares of the Issuer held directly by Big Cat.

Item 5.    Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☒.

Item 6.    Not Applicable

Item 7.    Not Applicable

Item 8.    Not Applicable

Item 9.    Not Applicable

Item 10. Certification

  (a)
  Not applicable

  (b)
  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Date: July 17, 2003
Big Cat Energy Partners, L.P.
By:	Big Dog Energy Capital Management LLC, its general partner
/s/ PAUL R. LEIBMAN Paul R. Leibman, Manager
Big Dog Energy Capital Management LLC
By:	/s/ PAUL R. LEIBMAN Paul R. Leibman, Manager
/s/ PAUL R. LEIBMAN Paul R. Leibman

QuickLinks

SIGNATURE